PROMISSORY NOTE

承兌付款票據

Effective Date: 1 February 2019   U.S. $<u>50,000</u>

生效日：2019 年 2 月 1 日   美元 <u>50,000</u>

       1.   FOR VALUE RECEIVED, Ando Holdings Limited., a Nevada corporation ("Company"), promises to pay to <u>Lin Su Hui</u> , or its successors or assigns ("Investor"), $<u>50,000</u> (the "Purchase Price"), and any interest, fees, charges and penalties in accordance with the terms set forth herein. This Promissory Note (this "Note") is issued and made effective as of <u>1 February 2019</u> (the "Effective Date"). For purposes hereof, the "Outstanding Balance" (as defined below) means the Purchase Price (as defined below), as reduced or increased, as the case may be, pursuant to the terms hereof for redemption, or otherwise, plus any accrued but unpaid interest, collection and enforcements costs, and any other fees or charges (including without limitation late charges) incurred under the Note.

       鑑於所收到之金額，安道控股集團（Ando Holdings Limited）（美國內華達州公司，下稱「安道公司」）承諾向 <u>林淑惠</u> 或其繼受人或受讓人（「投資人」）支付美元 <u>50,000</u> 元（「購買價」），以及依據票據條款應支付的任何利息、付費、費用及罰款。本股權憑證（「本票據」）自 <u>2019 年 2 月 1 日</u>（「生效日」）起生效。基於本票據之目的，所稱「未付餘額」（定義如下）乃指購買價（定義如下），視情況而增減，依據其條款規定贖回，或以其他情況，加上所孳生之未付利息、催收及執行費用，以及依據本票據所產生的任何其他付費或費用（包括但不限於延遲費用）。

       The Purchase Price shall be paid by Investor directly to the Company. Company agrees that the Note is fully paid for as of the Effective Date.

       購買價應由投資人直接支付給安道公司。安道公司同意本票據於生效日已全額獲得支付。

       This Note shall have a maturity date, which shall be the date that is Twelve (12) months from the date Five (5) days after the Purchase Price is paid (the "Purchase Price Date") for the Note (the "Maturity Date"). The Purchase Price Date for the Note shall be the Effective Date. On the Maturity Date, the Outstanding Balance shall be due and payable.

       本票據應有到期日，自票據購買價支付日（「購買日」）五（5）天後起十二（12）個月之日（「到期日」）。 本票據之購買日為生效日。 在到期日當天，未付餘額應到期應付。

2.   Interest. Company may repay this Note at any time on or before 90 days from the Maturity Date (the "Prepayment Date") by wiring 100% of all outstanding principal and interest(s) to the Investor. Conversely, the Investor may redeem the note on or before the Prepayment Date, by accepting 90% of the outstanding principal and giving the Company not less than 90 days' written notice to the Company. During the written notice period, the Note still carries interest and the Company is obliged to pay the interest charge on monthly basis. The Note shall accrue an interest charge of 10.0%, per annum (equivalent to 0.8333%, per month) (the "Interest Charge") Five (5) days from the Effective Date, and the Interest Charge will be paid to the investor on monthly basis. Company may not prepay any balance remaining following the Prepayment Date.

利息：安道公司可於到期日 90 天或以前的任何時間（「提前清償日」），電匯所有未清償本金及利息的 100%給投資人以清償本票據。相反地，投資人可於提前清償日前作出不少於 90 天的書面通知以未清償本金的 90%贖回本票據。本票據於書面通知期間仍然會產生利息同時安道公司將繼續每月支付利息。自生效日五（5）天後起，本票據每年產生 10.0%(相當於每月 0.8333%) 的利息費用（「利息費」），利息費將按月支付給投資人。安道公司不會在提前清償日後預付任何餘額。

3.   Intentionally Omitted.

省略不適用。

4.   Intentionally Omitted.

省略不適用。

5.   Default. The following are events of default under this Note: (i) Company shall fail to pay any principal under this Note, pursuant to the terms of this Note, on or before the Maturity Date; or (ii) Company shall fail to pay any interest or any other amount under this Note, pursuant to the terms of this Note, on or before the Maturity Date; or (iii) a receiver, trustee or other similar official shall be appointed over Company or a material part of its assets and such appointment shall remain uncontested for ten (10) days or shall not be dismissed or discharged within thirty (30) days; or (iv) Company shall become insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any; or (v) Company shall make a general assignment for the benefit of creditors; or (vi) Company shall file a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); or (vii) an involuntary proceeding shall be commenced or filed against Company; or (viii) Company shall fail to observe or perform any covenant, obligation, condition or agreement of Company contained herein, including without limitation all covenants to timely file all required quarterly and annual reports, and any other filings related to Rule 144; or (ix) any representation, warranty or other statement made or furnished by or on behalf of Company to Investor herein or in connection with the issuance of the Notes shall be false, incorrect, incomplete or misleading in any material respect when made or furnished.

違約：下列為本票據之違約事件：(i) 安道公司未能在到期日當天或以前依據本票據條款規定支付本票據的任何本金。(ii) 安道公司未於到期日當天或以前依據本票據條款規定支付本票據的任何利息或其他款項。(iii) 安道公司經選任接收人、受託人或其他類似管理人員接管安道公司或其主要資產，而此等選任在十(10)日內並未提出異議，或在三十（30）日內未免職或解任。(iv) 安道公司經過適當寬限期（若有）後，仍無力償債或全面性未付款，或以書面承認其無法清償債務。(v) 安道公司基於債權人利益進行全面性轉讓 。(vi) 安道公司依據

任何破產、無力償債或類似法律（國內或國外）提出聲請，以尋求補償。(vii) 對安道公司開始或提出非自願訴訟。(vii) 安道公司未遵守或履行本票據所規定的任何承諾、義務、條件或約定，包括但不限於所有對於應適時提交所有要求的季報及年報，以及法規第 144 條相關的任何其他文件。(ix) 安道公司或代表安道公司依據本票據向投資人作出或提供的任何聲明、保證或其他陳述，或針對本票據之發行，在任何重大方面為虛假不實、不正確、不完整或具誤導性。

6.   Remedies. Upon the occurrence of any event of default described in clauses (iii), (iv), (v), (vi) or (vii) of Section 5, the Outstanding Balance as of the date of acceleration shall become immediately and automatically due and payable in cash at the Mandatory Default Amount, without any written notice required by Investor. The "Mandatory Default Amount" means 100% multiplied by the applicable Outstanding Balance (the "Default Effect"), provided that the Default Effect may only be applied with respect to the first two (2) events of default that occur. Commencing five (5) days after the occurrence of any event of default, interest shall accrue on the Outstanding Balance of each Note at an interest rate equal to the lesser of 12% per annum or the maximum rate permitted under applicable law. In connection with such acceleration described herein, Investor need not provide, and Company hereby waives, any presentment, demand, protest or other notice of any kind, and Investor may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Investor at any time prior to payment hereunder and Investor shall have all rights as a holder of the Note until such time, if any, as Investor receives full payment pursuant to this Section 6. No such rescission or annulment shall affect any subsequent event of default or impair any right consequent thereon. Nothing herein shall limit Investor's right to pursue any other remedies available to it at law or in equity.

補償：如有發生第 5 條第(iii)、(iv)、(v)、(vi)或(vii)款所列的任何違約事件時，截至提前清償日的未付餘額應立即自動到期並按照強制性違約金額以現金支付，而無須投資人書面通知。「強制違約金額」乃指應適用的未付餘額乘以 100%（「違約影響」），但違約影響僅適用於前二(2)件發生的違約事件。自任何違約事件發生後五(5)天起，應按年利率 12% 或相關法律許可之最高利率（以較低者為準）計算利息。對於本條所規定之提前清償，投資人無須提供任何提示、要求、意義或其他任何種類之通知，且安道公司在此免除投資人此通知義務，而投資人得於任何寬限期屆滿前立即強制執行其在本票據的任何權利與補償權，並得依據相關法律採取所有其他補償措施。投資人得隨時在安道公司依據此規定付款前撤回及撤銷上述提前清償，且投資人享有身為本票據持有人應享有的全部權利，直至投資人依據第 6 條收到全額付款為止（若有）。未行使上述撤回或撤銷之權利將會影響對後續任何違約事件之權利或減損任何權利。本票據並未限制投資人有權在依據法律或衡平法則尋求任何其他補償方式之權利。

7.   No Offset. Company acknowledges that this Note is an unconditional, valid, binding and enforceable obligation of Company not subject to offset, deduction or counterclaim of any kind. Company hereby waives any rights of offset it now has or may have hereafter against Investor, its successors and assigns, and agrees to make the payments or conversions called for herein in accordance with the terms of the Notes.

不得抵銷：安道公司承認，本票據為安道公司無條件、有效、具拘束力且得強制執行之責任，不得有任何抵銷、扣減或交互計算。安道公司在此放棄其現在或後續可能對投資人、繼受人及受讓人得主張任何抵銷之權利，並同意依據本票據條款進行所要求的付款或轉換。

8.   Intentionally Omitted.

省略不適用。

9.   Opinion of Counsel. In the event that an opinion of counsel is needed for any matter related to any Note, Investor has the right to have any such opinion provided by its counsel and Company agrees that it shall not unreasonably withhold acceptance of any such opinion. Investor acknowledges that Company requires an opinion of counsel independent of Company for all sales of its restricted common stock.

律師意見：如對於任何票據相關事項需要律師意見，投資人有權取得其律師提供的任何此類意見，且安道公司同意不得無理拒絕接受任何此類意見。 投資人確認，安道公司對於其限制性普通股的所有銷售行為，均有要求獨立於安道公司的法律顧問提供意見。

10.   In case of any discrepancy between the English version and the Chinese version, the English version shall prevail.

中英文本如有歧義，須以英文本為準 。

(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

（以下空白）

IN WITNESS WHEREOF, Company has caused this Note to be duly executed as of the Effective Date set out above.

本票據經安道公司於上述生效日正式簽署，特此證明。

The Company

安道公司

SIGNED by Chi Kwong Leo Lam	)
for and on behalf of ANDO HOLDINGS LIMITED	)
林志剛 代表安道控股集團簽署	) **/S/ Chi Kwong Leo Lam**
	)
whose signature(s) is/are verified by / in the presence of:	)
	)
其簽名經下列見證人核實：	)
	) _____

Signature of witness:

見證人簽名：　　　　_____

Name of witness:

見證人姓名：_____

ACKNOWLEDGED, ACCEPTED AND AGREED:

已確認、同意並接受：

The Investor

投資人

SIGNED by　　　Lin Su Hui	)
林淑惠　簽署	)
	) **/S/ Lin Su Hui**
whose signature(s) is/are verified by / in the presence of:	)
	)
其簽名經下列見證人核實：	)
	) _____

Signature of witness:

見證人簽名：　　　　_____

Name of witness:

見證人姓名：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿